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July 16, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:  Angela Crane, Branch Chief


Regarding:  Eastman Kodak Company
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            File No. 001-00087



Please find below the Company's response to the staff's letter to me dated June 29th, 2007. If you have any questions, please call Diane Wilfong, Controller and Chief
Accounting Officer at (585) 781-5650 or Laurence Hickey,
Secretary and Chief Governance Officer at (585) 724-3378.







                              Sincerely,

                              /s/ Frank S. Sklarsky

                              Frank S. Sklarsky








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In connection with its response to the staff's comments, the
Company acknowledges the following:

  - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis, page 25

2004-2007 Restructuring Program, page 57


1.  We see that during 2006 and continuing into February
    2007, you have made significant changes to your restructuring program. We note that you have increased the range of employment reductions by over 5,000 employees and increased the range of expected costs by approximately $1 billion. Please revise future filings to include additional discussion of the specific facts and circumstances leading to the change in your restructuring program, including references to the additional processes, products, and locations included in the modified plan. Refer to SAB Topic 5-P(4).

The Company increased the range of expected employment reductions under the 2004-2007 Restructuring Program from a range of 22,500 to 25,000 positions at the beginning of 2006, to a range of 25,000 to 27,000 positions as of June 2006. The Company subsequently increased the program to a range of 28,000 to 30,000 positions as of the date of the filing of the Form 10-K in March 2007. The range of total expected charges was increased from a range of $2.7 billion to $3.0 billion, at the beginning of 2006, to a range of $3.0 billion to $3.4 billion as of June 2006. The Company subsequently increased its projection to a range of $3.6 billion to $3.8 billion as of the filing of the Form 10-K in March 2007.

In future filings, we will provide additional discussion of the specific facts and circumstances leading to the change in our 2004-2007 Restructuring Program as follows:

The increase in expected cost is due to the realization that further reductions are required to achieve the Company's target cost model.

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The aforementioned 2004-2007 Restructuring Program underpins a dramatic transformation of the Company focused on two primary elements of cost restructuring: manufacturing infrastructure and operating expense rationalization. As this four-year effort has progressed, the underlying business model necessarily has evolved, requiring broader and more costly manufacturing infrastructure reductions (primarily non-cash charges) than originally anticipated, as well as similarly broader rationalization of selling, administrative and other business resources (primarily severance charges). In addition, the recent divestiture of the Health Group further increases the amount of reductions necessary to appropriately scale the Corporate infrastructure.

Note 1: Significant Accounting Policies, page 83

Goodwill, page 85


2. We note various disclosures on pages 27, 85, 88, and 107, that the fair value of reporting units, the carrying value of asset groups and fair value of embedded derivatives were valued by external appraisals and valuations. While in future filings management may elect to take full responsibility for these valuations;
    if you choose to continue to refer to an external expert in any capacity, please revise future filings, beginning with your next Form 10-Q, to name the external valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the external valuation firm as an exhibit to the registration statement.

The Company notes the staff's comment and will discontinue the reference to external appraisals and valuations in our future periodic filings. Management takes full responsibility for these valuations.

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Note 14: Other Income (charges), Net, page 115

3. We see that you have recorded the gain on sale of capital assets and asset impairment charges as part of non-operating income and expense. Please reclassify these within operating activities in future filings, or tell us in detail why classification as a non-operating activity is appropriate. Your explanation should include a discussion of the nature and material components that comprise each amount and why these charges do not relate to your operating activities.

The Company currently includes the gain on sale of capital assets and certain asset impairment charges in "other income (charges), net," which is a component of "loss from continuing operations before income taxes." The Company notes the staff's comment and will reclassify gains on sale of capital assets and those asset impairment charges as a component of "earnings (loss) from continuing operations before interest, other income (charges), net and income taxes", beginning with the Form 10-Q for the quarter ended June 30, 2007. These items will be reclassified for prior periods in order to present those financial statements on a comparative basis.